Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

(In United States Dollars)

To the Shareholders of Acreage Holdings, Inc.:

The accompanying consolidated financial statements and other financial information in this annual report were prepared by management of Acreage Holdings, Inc. (the “Company”), reviewed by the Audit Committee and approved by the Board of Directors.

Management is responsible for the consolidated financial statements and believes that they fairly present the Company’s financial position and results of operations in conformity with International Financial Reporting Standards. Management has included in the Company’s consolidated financial statements amounts based on estimates and judgments that it believes are reasonable, under the circumstances.

To discharge its responsibilities for financial reporting and safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls should not exceed their expected benefits. Management further assures the quality of the financial records through careful selection and training of personnel and through the adoption and communication of financial and other relevant policies.

The consolidated financial statements for the year ended December 31, 2018 have been audited by the Company’s auditors, MNP LLP, and their report is presented herein.

“Kevin Murphy”	“Glen Leibowitz”
Chief Executive Officer	Chief Financial Officer

April 29, 2019

2

Independent Auditor’s Report

To the Shareholders of Acreage Holdings, Inc.:

Opinion

We have audited the consolidated financial statements of Acreage Holdings, Inc. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2018, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2018, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The consolidated financial statements of the Company for the year ended December 31, 2017 were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on November 9, 2018.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management’s Discussion and Analysis
•	The information, other than the consolidated financial statements and our auditor’s report thereon, in the Annual Report on Form 40-F.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis and the Annual Report on Form 40-F prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

3

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

4

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

“MNP LLP”

Toronto, Ontario	Chartered Professional Accountants

Licensed Public Accountants
April 29, 2019

5

ACREAGE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)	Note	December 31, 2018	December 31, 2017
ASSETS
Cash and cash equivalents		$104,943	$16,231
Restricted cash	3	95	269
Short-term investments	6	149,090	—
Inventory	9	17,656	463
Biological assets	9	8,440	—
Other current assets	7	5,830	515
Total current assets		286,054	17,478

Long-term investments	6	3,844	33,748
Long-term promissory notes receivable	7	27,431	6,987
Capital assets, net	8	45,043	11,039
Intangible assets, net	5	153,953	800
Goodwill	5	32,116	2,191
Deferred acquisition costs and deposits	4	22,100	—
Other non-current assets		1,280	766
Total non-current assets		285,767	55,531

TOTAL ASSETS		$571,821	$73,009

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities		$5,337	$7,802
Taxes payable	16	218	1,114
Interest payable	10	541	143
Current portion of debt	10	15,144	20
Other current liabilities	4, 5	10,711	917
Total current liabilities		31,951	9,996

Long-term debt	10	491	27,598
Derivative liabilities	10	—	2,897
Deferred tax liability	16	30,527	—
Other liabilities	4	1,129	1,975
Total non-current liabilities		32,147	32,470

TOTAL LIABILITIES		64,098	42,466

Shareholders' equity	11	383,904	20,133
Non-controlling interests	11	123,819	10,410
TOTAL SHAREHOLDERS’ EQUITY		507,723	30,543

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$571,821	$73,009

Approved on behalf of the Board on April 29, 2019:

“Kevin Murphy”	“Glen Leibowitz”
Chief Executive Officer	Chief Financial Officer

See accompanying notes to consolidated financial statements

6

ACREAGE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Year Ended December 31,
(in thousands, except per share amounts)	Note	2018	2017
Revenues, net		$21,124	$7,743
Cost of goods sold		(12,951)	(4,767)
Gross profit, excluding fair value items		8,173	2,976
Realized fair value amounts included in inventory sold		(2,110)	—
Unrealized fair value gain on growth of biological assets	9	19,349	—
Gross profit		25,412	2,976

OPERATING EXPENSES
General and administrative		18,484	5,001
Compensation expense	12	70,291	4,790
Marketing		1,571	212
Depreciation and amortization	5, 8, 9	3,749	20
Total operating expenses		94,095	10,023

Net operating loss		$(68,683)	$(7,047)

Income from investments, net	6	19,870	2,313
Interest income from promissory notes receivable	7	1,178	330
Interest expense	10	(6,360)	(1,465)
Change in fair market value of derivative liabilities	10	(155,759)	215
Other loss, net	11	(7,930)	(1,156)
Total other income (loss)		(149,001)	237

Net loss before income taxes		$(217,684)	$(6,810)

Income tax expense	16	(2,001)	(806)

Net loss and comprehensive loss		$(219,685)	$(7,616)

Less: net loss and comprehensive loss attributable to non-controlling interests		(14,021)	(613)

Net loss and comprehensive loss attributable to Acreage Holdings, Inc.		$(205,664)	$(7,003)

Net loss per share - basic and diluted:	13
Attributable to Acreage Holdings, Inc.		$(3.08)
Attributable to non-controlling interests		(0.22)
Net loss per share - basic and diluted		$(3.30)

Weighted average shares outstanding - basic and diluted	13	66,667

See accompanying notes to consolidated financial statements

7

ACREAGE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Attributable to shareholders of the parent
(in thousands)	Note	LLC Membership Units	Pubco Shares (as converted)	Share Capital	Share Reserve	Accumulated Deficit	Shareholders’ Equity	Non- controlling interests	Total Equity
December 31, 2016		40,000	—	$26,697	$—	$(2,318)	$24,379	$4,562	$28,941
Issuance of Class C units for in-kind contributions		6,000	—	630	—	—	630	—	630
Issuance of Class C profits interests	12	3,250	—	1,522	—	—	1,522	—	1,522
Interest expense settled with PIK Class A units	10	100	—	485	120	—	605	—	605
Capital contributions, net		—	—	—	—	—	—	6,461	6,461
Net loss		—	—	—	—	(7,003)	(7,003)	(613)	(7,616)
December 31, 2017		49,350	—	$29,334	$120	$(9,321)	$20,133	$10,410	$30,543
Issuance of Class D units for in-kind contributions	11	17,018	—	105,514	—	—	105,514	—	105,514
Issuance of Class E units, net	11	19,352	—	116,124	—	—	116,124	—	116,124
Equity-based compensation expense	12	—	—	—	55,706	—	55,706	—	55,706
Class C profits interests vested	12	1,612	—	690	(690)	—	—	—	—
PIK units issued from reserve		25	—	120	(120)	—	—	—	—
Interest expense settled with PIK Class A units	10	330	—	1,591	321	—	1,912	—	1,912
Conversion of notes to equity	10	6,473	—	161,838	—	—	161,838	—	161,838
Reclassification of warrants to equity	10	—	—	—	29,859	—	29,859	—	29,859
Issuance of Pubco shares in redemption of membership units	11	(66,820)	66,820	—	—	—	—	—	—
RTO-related issuances, net	11	—	11,784	277,230	—	—	277,230	—	277,230
Formation of USCo2 and LLC NCI at RTO	11	(27,340)	—	(137,230)	—	—	(137,230)	137,230	—
Establishment of deferred tax liability due to RTO	16	—	—	(25,666)	—	—	(25,666)	—	(25,666)
Capital contributions, net		—	—	—	—	—	—	2,767	2,767
Increase in non-controlling interests from business acquisitions	4	—	—	—	—	—	—	7,241	7,241
Purchase of non-controlling interests	11	—	—	—	—	(20,271)	(20,271)	(13,832)	(34,103)
Other equity transactions	5-7, 11	—	28	358	4,066	(5)	4,419	(5,976)	(1,557)
Net loss		—	—	—	—	(205,664)	(205,664)	(14,021)	(219,685)
December 31, 2018		—	78,632	$529,903	$89,262	$(235,261)	$383,904	$123,819	$507,723

See accompanying notes to consolidated financial statements

8

ACREAGE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,
(in thousands)	Note	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(219,685)	$(7,616)
Adjustments for:
Depreciation and amortization	5, 8, 9	3,749	20
Equity-settled expenses, including compensation		64,149	1,837
Change in fair market value of derivative liabilities	10	155,759	(215)
Change in fair market value of biological assets	9	(19,349)	—
Gain on sale of investment	6	(1,500)	—
Non-cash interest expense	10	4,581	987
Deferred tax expense	16	1,153	—
Non-cash income from investments, net		(17,433)	(2,162)
Non-cash miscellaneous income		(127)	—
Non-cash write-offs		596	—
Collection of interest		376	72
Change in restricted cash		—	(269)
Other		—	4
Change, net of acquisitions in:
Inventory		2,464	(155)
Biological assets		(3,995)	—
Other assets		(3,075)	(503)
Interest receivable		(1,584)	(330)
Accounts payable and accrued liabilities		95	1,503
Taxes payable		(896)	705
Interest payable		398	143
Other liabilities		(1,212)	37
Net cash used in operating activities		$(35,536)	$(5,942)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of capital assets		$(22,351)	$(4,704)
Investments in promissory notes receivable	7	(15,483)	(3,823)
Collection of promissory notes receivable	7	4,519	—
Cash paid for long-term investments		(2,201)	(10,985)
Proceeds from sale of investment	6	9,634	—
Business acquisitions, net of cash acquired	4	(32,147)	—
Purchases of intangible assets	5	(6,445)	(200)
Deferred acquisition costs and deposits	4	(22,675)	—
Distributions from investments		141	330
Purchase of short-term investments	6	(148,684)	—
Cash transferred from escrow		174	—
Net cash used in investing activities		$(235,518)	$(19,382)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of membership units, net	11	$116,890	$—
Proceeds from issuance of subscription receipts, net	11	298,644	—
Proceeds from convertible note, net of deferred costs	10	—	29,817
Settlement of investor taxes withheld	11	(21,054)	—
Purchase of non-controlling interest	11	(19,643)	—
Repayment of debt	10	(17,838)	(19)
Capital contributions - non-controlling interests, net		2,767	6,461
Net cash provided by financing activities		$359,766	$36,259
Net increase in cash		$88,712	$10,935
Cash and cash equivalents - Beginning of period		16,231	5,296
Cash and cash equivalents - End of period		$104,943	$16,231

See accompanying notes to consolidated financial statements

9

ACREAGE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands)	2018	2017
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$1,381	$335
Income taxes paid	1,744	101
OTHER NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital assets not yet paid for	$393	$5,717
Receipt of capital assets previously paid for	246	—
Settlement of prior liability with issuance of 97 Class D units	602	—
Recoupment of non-cash loan receivable	209	—
Issuance of 419 Class D units for land	2,600

See accompanying notes to consolidated financial statements

10

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

1.	NATURE OF OPERATIONS

Acreage Holdings, Inc. (the “Company”, “Pubco” or “Acreage”) was originally incorporated under the Business Corporations Act (Ontario) on July 12, 1989 as Applied Inventions Management Inc. On August 29, 2014, the Company changed its name to Applied Inventions Management Corp. The Company continued into British Columbia and changed its name to Acreage Holdings, Inc. on November 9, 2018. The Company’s Subordinate Voting Shares are listed on the Canadian Securities Exchange under the symbol “ACRG.U”, on the OTCQX under the symbol “ACRGF” and on the Frankfurt Stock Exchange under the symbol “0VZ”. The Company owns, manages and operates cannabis cultivation facilities, dispensaries and other cannabis-related companies across the United States (“U.S.”).

High Street Capital Partners, LLC, doing business as Acreage Holdings (“HSCP”), a Delaware limited liability company, was formed on April 29, 2014. The Company became the indirect parent of HSCP on November 14, 2018 in connection with a reverse takeover (“RTO”) transaction described below.

The 2017 comparative amounts presented in these financial statements are those of HSCP.

The Company’s corporate office and principal place of business is located at 366 Madison Avenue, 11th Floor, New York, New York in the U.S. The Company’s registered and records office address is Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia in Canada.

The RTO transaction

On September 21, 2018, the Company, HSCP, HSCP Merger Corp. (a wholly-owned subsidiary of Pubco) (“Subco”), Acreage Finco B.C. Ltd. (a special purpose corporation) (“Finco”), Acreage Holdings America, Inc. (“USCo”) and Acreage Holdings WC, Inc. (“USCo2”) entered into a combination agreement (the “Agreement”) whereby the parties agreed to combine their respective businesses, which would result in the reverse takeover of Pubco by the security holders of HSCP. On November 14, 2018, the parties to the Agreement completed the RTO. The RTO was structured as a series of transactions, including a Canadian three-cornered amalgamation transaction and a series of U.S. reorganization steps. In connection with the Agreement, Pubco changed its name from “Applied Inventions Management Corp.” to “Acreage Holdings, Inc.” On November 15, 2018, Pubco’s Subordinate Voting Shares were listed and began trading on the Canadian Securities Exchange under ticker symbol “ACRG.U”.

Immediately prior to the completion of the RTO, Finco completed a brokered and a non-brokered subscription receipt financing at a price of $25.00 per subscription receipt for aggregate gross proceeds to Finco of approximately $314 million (the “Financing”). In connection with the Financing, Pubco paid a cash fee to the agents under the offering (the “Agents”) equal to 6.0% of the gross proceeds of the brokered portion of the Financing (such cash fee was reduced to 2.5% in respect of sales to certain subscribers) and a financial advisory fee in the amount of $3,000 in connection with the non-brokered portion of the Financing. As additional consideration, the Agents were granted broker warrants entitling them to subscribe for that number of common shares of FinCo (the “FinCo Shares”) as was equal to 2.0% of the number of subscription receipts issued under the brokered portion of the Financing (such number of broker warrants was reduced to 1.5% in respect of sales to certain subscribers). Upon completion of the RTO, each compensation option issued by Finco was exchanged for an equal number of broker warrants of Pubco, each of which is exercisable for one Subordinate Voting Share of Pubco (subject to any necessary adjustments) at a price of $25.00 per share for a period of 24 months following the date of exchange.

As part of the RTO, Pubco, Subco and FinCo were parties to a three-cornered amalgamation (the “Amalgamation”), pursuant to which the shareholders of FinCo (being the investors in the Financing after automatic conversion of their subscription receipts into FinCo Shares) received Subordinate Voting Shares of Pubco in exchange for their FinCo Shares. Immediately following the Amalgamation, the entity resulting from the Amalgamation, HSCP Merger Corp. (“Amalco”), was dissolved and liquidated, in accordance with which all of the assets of Amalco were distributed to Pubco.

In connection with the RTO, Kevin Murphy, the Chief Executive Officer of the Company, made a contribution of HSCP units and cash to Pubco in exchange for 168 thousand Multiple Voting Shares of Acreage Pubco, representing 100% of the issued and outstanding Multiple Voting Shares as of closing of the RTO.

2.	BASIS OF PREPARATION

Statement of compliance

The policies applied in these consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee.

11

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Basis of measurement

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and investments recorded using the equity method of accounting.

Functional and presentation currency

The consolidated financial statements and the accompanying notes are expressed in U.S. dollars. Financial metrics are presented in thousands. Other metrics, such as shares outstanding, are presented in thousands unless otherwise noted.

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity and expose itself to the variable returns from the entity’s activities. The consolidated financial statements include the results of subsidiaries’ operations from the date that control commences until the date that control ceases. The Company’s significant consolidated subsidiaries are listed below, and are owned 100% by the Company unless otherwise noted:

Business Name	Entity Type	State of Operation
Acreage Holdings America, Inc. (“USCo”)	Holding company	n/a
Acreage Holdings WC, Inc. (“USCo2”) (1)	Holding company	n/a
High Street Capital Partners, LLC (“HSCP”) (1):	Holding company	NY
New England:
D&B Wellness, LLC (“D&B”)	Dispensary	CT
Prime Wellness of Connecticut (“PWCT”)	Dispensary	CT
Prime Wellness Center, Inc. (“PWC”)	Dispensary/Cultivation	MA
MA RMD SVCS, LLC (“MA RMDS”)	Management company	MA
South Shore BioPharma, LLC (“SSBP”)	Management company	MA
The Wellness & Pain Management Connection LLC (“WPMC”) (2)	Management company	ME
Prime Alternative Treatment Center Consulting, LLC (“PATCC”)	Management company	NH
West:
Cannabliss:
22nd & Burn, Inc.	Dispensary	OR
East 11th, Inc.	Dispensary	OR
The Firestation 23, Inc.	Dispensary	OR
HSCP Oregon, LLC (“HSCP Oregon”)	Dispensary/Cultivation	OR
HSRC NorCal, LLC (“NorCal”)	Management company	CA
Mid-Atlantic:
NYCANNA, LLC (“NYCANNA”)	Dispensary/Cultivation	NY
Maryland Medicinal Research & Caring, LLC (“MMRC”)	Dispensary	MD
Prime Wellness of Pennsylvania, LLC (“PWPA”)	Cultivation	PA
Midwest:
HSC Solutions, LLC (“HSC”)	Investment company	NY
NCC Real Estate, LLC (“NCCRE”)	Real estate	IL
In Grown Farms 2, LLC (“IGF”)	Cultivation	IL
South:
Florida Wellness, LLC (“FLW”) (3)	Investment company	FL

(1) See Note 11 for further information.

(2) 97% owned by the Company.

12

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

(3) During the year ended December 31, 2018, the Company disposed of its investment in FLW.

Intercompany balances, and any unrealized gains and losses or income and expenses arising from transactions with subsidiaries, are eliminated. Unrealized losses are eliminated to the extent of the gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests (“NCI”)

Non-controlling interests represent ownership interests in consolidated subsidiaries by parties that are not shareholders of Pubco. They are shown as a component of total equity in the Consolidated Statements of Financial Position, and the share of income (loss) attributable to non-controlling interests is shown as a component of net income (loss) in the Consolidated Statements of Operations. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used by the Company are as follows:

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments held for the purpose of meeting short-term cash commitments that are readily convertible into known amounts of cash, with original maturities of three months or less. As at December 31, 2018, the Company had $104,943 of cash and cash equivalents (including $34,983 of cash equivalents in the form of U.S. Treasury bills) on hand, compared to $16,231 of cash (with no material cash equivalents) on hand as at December 31, 2017.

Restricted cash

Restricted cash represents funds contractually held for specific purposes and, as such, not available for general corporate purposes.

Biological assets

In accordance with IAS 41 - Agriculture, the Company’s biological assets are measured at fair value less costs to sell and harvest. The Company capitalizes all direct and indirect costs as they are incurred, which include the direct costs of seeds and growing materials and indirect costs such as utilities, labor, depreciation and overhead costs. These costs are subsequently transferred to inventory upon harvest and are then recorded within Cost of goods sold in the Consolidated Statements of Operations in the period the related product is sold. The unrealized fair value adjustments on growth of biological assets are recorded in a separate line in the Consolidated Statements of Operations.

Inventory

The Company’s inventories initially include the fair value of the biological assets at the time of harvest. They also include subsequent costs to prepare the product for ultimate sale, which include direct costs such as materials and indirect costs such as utilities and labor. All direct and indirect costs related to inventory are capitalized when they are incurred, and they are subsequently classified to Cost of goods sold in the Consolidated Statements of Operations, except for the realized fair value amounts included in inventory sold which are recorded on a separate line item. Inventory is valued at the lower of cost and net realizable value. The Company measures inventory cost using specific identification for its retail inventory and the average cost method for its cultivation inventory.

Financial instruments

Financial assets and financial liabilities, including derivatives, are recognized on the consolidated balance sheet when the Company becomes a party to the financial instrument or derivative contract.

Classification

The Company classifies its financial assets and financial liabilities in the following measurement categories: (i) those to be measured subsequently at fair value through profit or loss (“FVTPL”); (ii) those to be measured subsequently at fair value through other comprehensive income (FVOCI); and (iii) those to be measured at amortized cost. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at FVTPL (irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in profit or loss or other comprehensive income.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

13

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Financial assets and financial liabilities with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. The carrying value of the Company’s financial assets held at amortized cost approximates fair value. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through profit and loss or other comprehensive income (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value due to credit risk are recorded in other comprehensive income.

The component parts of compound instruments issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability is measured separately using an estimated market rate for a similar liability without an equity component and the residual is allocated to the conversion option. The liability component is subsequently recognized on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The equity component is recognized and included in equity and is not subsequently re-measured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Transaction costs are divided between the liability and equity components in proportion to their values.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs used to make the measurements. The hierarchy is summarized as follows:

•	Level 1 - quoted prices (unadjusted) that are in active markets for identical assets or liabilities

•	Level 2 - inputs that are observable for the asset or liability, either directly (prices) for similar assets or liabilities in active markets or indirectly (derived from prices) for identical assets or liabilities in markets with insufficient volume or infrequent transactions

•	Level 3 - inputs for assets or liabilities that are not based upon observable market data

The Company classifies its financial instruments as follows:

Financial Instrument	Classification	Fair Value Hierarchy
Cash and cash equivalents	Amortized cost	N/A
Short-term investments	Amortized cost	N/A
Investments in private entities	FVTPL	Level 1 & 3
Investments held for sale	FVTPL	Level 3
Promissory notes receivable	Amortized cost	N/A
Convertible line of credit	FVTPL	Level 3
Accounts payable and accrued liabilities	Amortized cost	N/A
Derivative liabilities	FVTPL	Level 3
Debt	Amortized cost	N/A

There were no material reclassifications between fair value levels during the years ended December 31, 2018 and 2017.

Impairment of financial assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired.

The Company recognizes expected credit losses (“ECL”) for trade receivables based on the simplified approach under IFRS 9. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable.

14

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Trade receivables are reviewed qualitatively on a case-by-case basis to determine whether they need to be written off.

For financial assets carried at amortized cost (loans receivable or promissory notes), the Company recognizes loss allowances for ECLs on such financial assets measured at amortized cost. ECLs are a probability-weighted estimate of credit losses. The Company applies a three-stage approach to measure ECLs. The Company measures loss allowance at an amount equal to 12 months of expected losses for performing loans receivable if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1) and at an amount equal to lifetime expected losses on loans receivable that have experienced a significant increase in credit risk since origination (Stage 2) and at an amount equal to lifetime expected losses which are credit impaired (Stage 3).

The Company considers a significant increase in credit risk to have occurred if contractual payments are more than 30 days past due and considers the loans receivable to be in default if they are 90 days past due. A significant increase in credit risk or default may have also occurred if there are other qualitative factors (including forward looking information) to consider; such as borrower specific information (i.e. change in credit assessment). Such factors include consideration relating to whether the counterparty is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counterparty that would not normally be granted, or it is probable the counterparty will enter into bankruptcy or a financial reorganization.

Significant increases in credit risk are assessed based on changes in probability of default of a financial asset subsequent to initial recognition. The Company uses past due information to determine whether credit risk has increased significantly since initial recognition. Financial assets are considered to have experienced a significant increase in credit risk and are reclassified to Stage 2 if a contractual payment is more than 30 days past due as at the reporting date.

The Company defines default as the earlier of when a contractual loan payment is more than 90 days past due or when a loan becomes insolvent as a result of customer bankruptcy. Loans that have experienced a default event are considered to be credit-impaired and are reclassified as Stage 3 loans.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status and forward looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk. All of the promissory notes receivable carried at amortized cost are considered to be in Stage 1 as at December 31, 2018, and the Company has not recognized any material ECLs during the year.

Investments in associates

In accordance with IAS 28 - Investments in Associates and Joint Ventures, associates are entities for which the Company has significant influence in, but not control or joint control of, its financial and operating policy decisions. Investments in associates are accounted for using the equity method in accordance with IAS 28 - Investments in Associates and Joint Ventures. Investments in associates are recognized initially at cost, which includes transaction costs. After initial recognition, the Company adjusts the carrying value of the investment to reflect its share of the investee’s net assets, profit or loss, and other comprehensive income until the date on which significant influence ceases. If the Company’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Company does not recognize further losses, unless it has incurred obligations or made additional investments in or payments on behalf of the other entity. The Company’s investments in equity-accounted investees are classified within Long-term investments in the Consolidated Statement of Financial Position.

15

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Short-term investments

The Company holds short-term investments for the purpose of satisfying current cash commitments. Refer to Note 6 for more information.

Investments in private entities

Private entities are those entities that the Company has no significant influence or control and are accounted for in accordance with IFRS 9. Refer to Note 6 for more information.

Investments held for sale

The investment held for sale is presented at the lower of cost or fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable. The Company’s investments held for sale are classified within Investments in the Consolidated Statements of Financial Position. Management has determined the investment income (losses) associated with investments held for sale did not meet the criteria of IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations to be reflected as discontinued operations.

Promissory notes receivable

The Company provides financing to various related and non-related businesses within the cannabis industry. These notes are accounted for as financial instruments in accordance with IFRS 9. Refer to Note 7 for more information.

Capital assets

Capital assets are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated using the following terms and methods:

Capital Asset Class	Method	Time Period
Land	Not depreciated
Buildings	Straight-line	10 - 40 years
Leasehold improvements	Straight-line	Shorter of estimated useful life or length of the lease
Furniture, fixtures and equipment	Straight-line	3 - 10 years
Construction in process	Not depreciated

An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the Consolidated Statements of Operations during the year the asset is derecognized. The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end and adjusted prospectively if appropriate.

Intangible assets

Intangible assets such as management contracts are amortized over their estimated useful lives, while indefinite-lived intangibles such as cannabis licenses are not amortized.

Business combinations

The Company’s growth strategy includes acquisition of retail, cultivation, processing and other cannabis related companies. These business combinations are accounted using the acquisition method when control is transferred. The consideration transferred in the acquisition is generally measured at fair value, along with identifiable net assets acquired. Goodwill and intangibles assets acquired in a business combination are recorded on the acquisition date. Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets or liabilities of an acquired business and is attributable to synergies expected to be achieved from integrating the acquisition into the Company’s existing business. Based on the Company’s tax status discussed below, goodwill is not expected to be deductible for income tax purposes. A bargain purchase gain is recognized when the excess of the purchase price over the fair value of the net identifiable assets or liabilities acquired is negative. The Company expenses transaction costs, other than those associated with the issue of debt or equity securities, in connection with a business combination as incurred. Where applicable, the Company elects on a transaction-by-transaction basis whether to measure non-controlling interest, if any, at its fair value or at its proportionate share of the recognized amount of the identifiable net assets at the acquisition date.

16

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Impairment of non-financial assets

Goodwill and indefinite-lived intangible assets are not subject to amortization and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired. Other long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For testing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating unit, or “CGU”). Goodwill is allocated to the CGU that is expected to benefit from synergies of a related business combination and represent the lowest level within the Company at which management monitors goodwill. An impairment loss is recognized for the amount, if any, by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs of disposal and the value in use (being the present value of expected future cash flows of the asset or CGU). When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount or the carrying amount that would have been recorded had no impairment loss been previously recognized. The Company’s most recent impairment test performed as at December 31, 2018 did not result in the recognition of any impairment losses.

Income taxes

The Corporation will be treated as a U.S corporation for U.S. federal income tax purposes under U.S. Internal Revenue Code (“IRC”) Section 7874 and be subject to U.S. federal income tax. However, for Canadian tax purposes, the Corporation is expected, regardless of any application of IRC Section 7874, to be treated as a Canadian resident company (as defined in the Income Tax Act (Canada)) for Canadian income tax purposes. As a result, the Corporation will be subject to taxation both in Canada and the U.S. Notwithstanding the foregoing, it is management’s expectation that the Company’s activities will be conducted in such a manner that income from operations will not be subjected to double taxation.

HSCP operates in the U.S. as a limited liability company that is treated as a partnership for U.S. federal, state and local income tax purposes. As a result, HSCP’s income from its U.S. operations is not subject to U.S. federal income tax because the income is attributable to its members. Accordingly, the Company’s U.S. tax provision is based on the portion of HSCP’s income attributable to the Company and excludes the income attributable to other members of HSCP, whose income is included in Net loss and comprehensive loss attributable to non-controlling interests in the Consolidated Statements of Operations. In addition, the Company also records a tax provision for the corporate entities owned directly by HSCP.

Income tax expense is recognized in the Consolidated Statements of Operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities and the related deferred tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Certain Acreage subsidiaries are subject to IRC Section 280E. This section disallows deductions and credits attributable to a trade or business of trafficking in controlled substances. Under U.S. law, marijuana is a Schedule I controlled substance.

Revenue recognition

The IASB’s new revenue recognition standard IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”) was adopted by the Company on January 1, 2018. The new standard replaces IAS 18 - Revenue and provides for a single model that applies to all contracts with customers with two types of recognition: at a point in time or over time. The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identify the contract with a customer;

17

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

2.	Identify the performance obligation(s);

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligation(s);

5.	Recognize revenue when/as performance obligation(s) are satisfied.

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers control of the good to the customer. Substantially all of the Company’s revenues are derived from the retail sale of cannabis in dispensaries at this time.

Revenue from management contracts is recognized over time as the management services are provided. The Company provides management services to other cannabis companies for a fee structure that varies based on the contract. The services that may be provided are broadly defined and span the entire scope of the business. The Company evaluates the nature of its promise to the customer in these contracts and determines that its promise is to provide a management service. The service comprises various activities that may vary each day (such as support for cultivation, finance, accounting, human resources, retail, etc.). Revenue from management contracts was not material for the periods presented.

Amounts disclosed as revenue are net of allowances, discounts and rebates.

Equity-settled payments

The Company issues equity-based awards to employees and consultants for services. The Company measures these awards based on their fair value at the grant date and recognizes compensation expense over the requisite service period. For awards granted to non-employees, the compensation expense is measured at the fair value of the goods and services received except when the fair value cannot be estimated in which case it is measured at the fair value of the award granted.

Critical accounting estimates and judgements:

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the review affects both current and future periods. The estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Financial instruments

The Company evaluates the fair value of investments at the end of each reporting period. In addition to investment-specific information, the Company considers general market trends, conditions and transactions. Financial information for private companies in which the Company has investments may not be available and, even if available, that information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these techniques may not be realized or realizable.

The fair value of investments may be adjusted if:

•	There has been a significant subsequent equity financing provided by outside investors at a valuation different than the current value of the investee company, in which case the fair value of the investment is set to the value at which that financing took place;

•	There have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a material impact on the investee company’s prospects and therefore its fair value;

•	The investee company is placed into receivership or bankruptcy;

•	Based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern;

•	The investee company makes important positive/negative management changes that the Company’s management believes will have a positive/negative impact on the investee company’s ability to achieve its objectives and build value for shareholders.

Adjustment to the fair value of the investments will be based upon management’s judgment and any value estimated may not be realized or realizable. Refer to Note 6 for discussion of current period fair value adjustments.

18

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Derivative liabilities

The Company uses the fair-value method of accounting for derivative liabilities and such liabilities are re-measured at each reporting date with changes in fair value recorded in the period incurred. The fair value is estimated using a Black-Scholes model with a Monte Carlo simulation. Critical estimates and assumptions used in the model are discussed in Note 10.

Taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible, however, that at some future date, an additional liability could result from audits by taxing authorities. If the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Business combinations

The Company must assess whether an entity being purchased constitutes a business, which requires an assessment of inputs and processes in place at the acquiree. The fair value of assets acquired and liabilities assumed requires management to make significant estimates. Judgement is required to determine when the Company gains control of an investment. This requires an assessment of the relevant activities of the investee that significantly affect its returns, including operating and capital expenditure decision-making, financing of the investee, key management personnel changes and when decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. Investments in which the Company does not gain control are accounted for as investments in associates (if the Company has significant influence) or as investments in private entities (if the Company has no significant influence). Refer to Note 4 and Note 6 for further discussion.

Impairment on promissory notes receivable

At each reporting date the Company assesses whether the credit risk on its promissory notes receivable has increased significantly since initial recognition. Refer to Note 17 for further discussion on credit risk.

Impairment on investments in associates

An impairment loss on an investment in an associate is measured by comparing the recoverable amount of the investment with its carrying amount. The Company must assess several factors, such as the market conditions, potential buyers and the performance of the associate to determine the recoverable amount. Refer to Note 6 for further discussion.

Biological assets

The Company makes several estimates in calculating the fair value of its biological assets, including harvest cycle, harvest yield and price per gram. Refer to Note 9 for further discussion.

New standards and interpretations issued but not yet adopted:

Several new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2018 and have not been applied in preparing these consolidated financial statements:

Leases

In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”). The new standard will replace IAS 17 - Leases and eliminates the classification of leases as either operating or finance leases from the perspective of the lessee. All contracts that meet the definition of a lease will be recorded in the Statements of Financial Position as a right-of-use asset and corresponding lease liability. Under the new standard, the treatment of all lease expense is included in Depreciation and amortization in the Consolidated Statements of Operations, and the liability is unwound using the interest component inherent in each lease.

IFRS 16 will be applied by the Company using the cumulative catch-up approach for annual periods beginning on January 1, 2019. Under this approach, the Company will not restate its comparative figures and will recognize a right-of-use asset equal to the present value of the future lease payments.

The Company has several leases in place as disclosed in Note 14. On transition to IFRS 16, the Company will elect to apply the practical expedient to only transition contracts which were previously identified as leases. The Company will also elect to not recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and for leases of low-value assets. The Company will account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases. The Company is currently finalizing the quantitative assessment of the impact of the adoption of this new standard.

19

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

4.	ACQUISITIONS

During the year ended December 31, 2018, the Company completed the following acquisitions, and has allocated each purchase price as follows:

Purchase Price Allocation	D&B (1)	WPMC (2)	PATCC (3)	PWC (4)	NYCANNA (5)	PWCT (6)	IGF (7)	Total
Assets acquired:
Cash and cash equivalents	$308	$62	$36	$19	$453	$662	$4	$1,544
Inventory	120	—	—	—	2,356	205	186	2,867
Biological assets	—	—	—	—	1,029	—	133	1,162
Other current assets	—	—	—	—	67	1	29	97
Promissory notes receivable	—	814	6,181	—	—	—	—	6,995
Capital assets, net	24	—	—	5,614	5,996	723	3,119	15,476
Goodwill	1,328	11,586	5,636	6,241	1,626	1,491	2,017	29,925
Intangible assets - cannabis licenses	13,100	—	—	15,300	39,800	9,399	10,298	87,897
Intangible assets - management contracts	—	31,200	6,401	—	—	—	—	37,601
Other non-current assets	5	—	—	123	69	7	—	204
Liabilities assumed:
Accounts payable and accrued liabilities	(382)	(41)	—	(872)	(1,153)	(275)	(41)	(2,764)
Deferred tax liability	—	—	—	(3,708)	—	—	—	(3,708)
Other liabilities	(3)	—	—	—	(49)	—	—	(52)
Fair value of net assets acquired	$14,500	$43,621	$18,254	$22,717	$50,194	$12,213	$15,745	$177,244

Consideration paid:
Cash paid in 2018	$250	$8,168	$—	$750	$13,833	$2,475	$8,215	$33,691
Cash to be paid in 2019	—	—	—	—	—	—	7,500	$7,500
Class D units	3,100	11,200	14,964	21,046	21,575	7,122	—	79,007
Subordinate Voting Shares (“SVS”)	—	—	—	—	—	—	30	30
Seller’s notes (Note 10)	11,150	—	1,118	921	2,238	479	—	15,906
FMV of previously held interest	—	17,012	2,172	—	12,548	2,137	—	33,869
FMV of non-controlling interest	—	7,241	—	—	—	—	—	7,241
Total consideration	$14,500	$43,621	$18,254	$22,717	$50,194	$12,213	$15,745	$177,244

Class D units/SVS issued	500	1,806	2,414	3,394	3,480	1,149	1	12,744

The consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The purchases have been accounted for by the acquisition method, with the results included in the Company’s net earnings from the date of acquisition. The primary purpose of these acquisitions was to continue to build a diversified portfolio of assets in the U.S. cannabis sector. The goodwill recognized in these acquisitions represents expected synergies associated with the acquisition such as the benefits of assembled workforces, expected earnings and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

20

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis utilizing information available at the time of the acquisition. Additional information is being gathered to finalize these provisional measurements, particularly with respect to intangible assets, goodwill, working capital, and deferred income taxes. Accordingly, the measurement of assets acquired and liabilities assumed may change upon finalization of the Company’s valuation and completion of the purchase price allocation, both of which are expected to occur no later than one year from the acquisition date.

The value of Class D units issued was based on similar financing during HSCP's issuance of Class E units, the most recent cash financing prior to the RTO, which was valued at $6.20 per unit. SVS issued were valued based on the market price on the transaction date. Seller’s notes were issued at face value, which approximated fair value on the acquisition date.

(1) On May 31, 2018, the Company acquired all interests in license holder D&B. The seller’s note issued bears interest at a rate of 3.5% per annum and matures on May 31, 2019.

(2) On May 31, 2018, the Company acquired 45% of management company WPMC, giving the Company an 84% controlling interest. The useful life of the management contract is 18 years. As a result of this acquisition, the previously held interest in WPMC was re-measured from $6,230 to $17,012, resulting in a gain of $10,782, which was recorded in Income from investments, net in the Consolidated Statements of Operations during the year ended December 31, 2018. The FMV of the NCI was derived from the consideration issued. Subsequent to the acquisition, the Company acquired additional interests in WPMC. Refer to Note 11 for further discussion.

(3) On July 3, 2018, the Company acquired the remaining 88% ownership interest in management company PATCC. The useful life of the management contract is 10 years. As a result of this acquisition, the previously held interest in PATCC was re-measured from $63 to $2,172, resulting in a gain of $2,109, which was recorded in Income from investments, net in the Consolidated Statements of Operations during the year ended December 31, 2018.

(4) On August 15, 2018, the Company acquired all interests in license holder PWC, which was formerly managed by Prime Consulting Group, LLC (“PCG”), a management company in which the Company owned a 20% equity interest.

(5) On August 15, 2018, the Company acquired the remaining 75% ownership interest in license holder NYCANNA. As a result of this acquisition, the previously held interest in NYCANNA was re-measured from $12,501 to $12,548, resulting in a gain of $47, which was recorded in Income from investments, net in the Consolidated Statements of Operations during the year ended December 31, 2018.

(6) On September 13, 2018, the Company acquired the remaining 82% ownership interest in license holder PWCT. As a result of this acquisition, the previously held interest in PWCT was re-measured from $1,750 to $2,137, resulting in a gain of $387, which was recorded in Income from investments, net in the Consolidated Statements of Operations during the year ended December 31, 2018.

(7) On November 21, 2018, the Company acquired all interests in IGF, a cultivation license holder in Illinois. $6,500 of cash consideration was classified as Other current liabilities and was subsequently paid in January, and $1,000 was classified as Other liabilities in the Consolidated Statements of Financial Position as at December 31, 2018.

Selected line items from the Company’s Consolidated Statement of Operations for the year ended December 31, 2018, adjusted as if the acquisitions of D&B and PWCT (deemed to be the only acquisitions with material operations in the period) had occurred on January 1, 2018, are presented below:

	Revenues, net	Gross profit	Net operating income (loss)	Net income (loss)
Consolidated results	$21,124	$25,412	$(68,683)	$(219,685)
D&B/PWCT pre-acquisition	11,077	4,661	2,685	2,502
Pro-forma results	$32,201	$30,073	$(65,998)	$(217,183)

D&B/PWCT post-acquisition	8,357	2,899	1,791	1,800

Deferred acquisition costs and deposits

The Company makes advance payments to certain acquisition targets for which the transfer is pending certain regulatory approvals prior to the acquisition date.

21

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

As at December 31, 2018, the Company had the following deferred acquisition costs and deposits, which are expected to be offset against the consideration payable for the related future purchases:

Acquisition Target	December 31, 2018
Nature’s Way Nursery of Miami, Inc. (“Nature’s Way”)	$12,000
Form Factory, Inc. (“Form Factory”)	10,000
NCC, LLC (“NCC”)	100
Deferred acquisition costs and deposits	$22,100

5.	INTANGIBLE ASSETS AND GOODWILL

A reconciliation of the beginning and ending balances of goodwill and intangible assets is as follows:

	Licenses	Management Contracts	Accumulated Amortization	Total Intangible Assets, net	Goodwill
December 31, 2016	$—	$—	$—	$—	$2,191
MMRC	800	—	—	800	—
December 31, 2017	$800	$—	$—	$800	$2,191
SSBP (1)	—	4,277	(114)	4,163	—
Greenleaf (2)	—	23,272	(784)	22,488	—
NorCal (3)	—	3,234	(71)	3,163	—
Assets acquired through business combinations (4)	87,897	37,601	(2,159)	123,339	29,925
December 31, 2018	$88,697	$68,384	$(3,128)	$153,953	$32,116

Amortization expense recorded during the years ended December 31, 2018 and 2017 was $3,128 and $0, respectively.

(1) On May 4, 2018, the Company obtained a management contract with a useful life of 20 years through acquisition of SSBP, a management company located in Massachusetts, for a total consideration of $4,277, which included: (i) $416 in cash, (ii) $2,056 in seller’s notes and (iii) $1,805 in Class D membership units (291 units). The Company determined the purchase did not qualify as a business combination as SSBP was not operational at the time of purchase.

(2) The Company entered into management contracts with Greenleaf Apothecaries, LLC to operate five dispensaries, Greenleaf Therapeutics, LLC to operate a processing facility and Greenleaf Gardens, LLC to operate a cultivation facility (together “Greenleaf”) on July 2, August 8, and December 20, 2018, respectively. The useful lives of the management contracts are 10 years. The Company paid total consideration of $23,272, which included: (i) $8,245 in cash, (ii) $5,494 in Class D units (886 units), (iii) $6,095 in seller’s notes and (iv) $3,438 in Subordinate Voting Shares (269 shares, which was recorded in Other equity transactions under Share Reserve in the Consolidated Statements of Shareholders’ Equity). As part of this arrangement, the Company also issued a $16,000 secured line of credit for use in the build-out of the managed facilities (refer to Note 7 for further details). $2,750 of cash consideration is recorded in Other current liabilities on the Consolidated Statements of Financial Position.

(3) On July 30, 2018, the Company entered into a definitive agreement to obtain a management contract with a 7 year useful life by acquiring the remaining 55% ownership interest in NorCal. The Company paid total consideration of $7,409, which included: (i) $534 in cash, (ii) $3,446 in Class D units (556 units), (iii) $86 forgiveness of a loan receivable (see Note 7 for further detail) and (iv) $3,343 fair value of previously held interest. The Company also acquired a promissory note receivable due from the managed entity of $4,175 (see Note 7 for further detail).

As a result of this asset acquisition, the previously held interest in NorCal was re-measured from $3,088 to $3,343, resulting in a gain of $255, which was recorded in Income from investments, net in the Consolidated Statements of Operations during the year ended December 31, 2018.

(4) The Company obtained several intangible assets in connection with various business acquisitions. Refer to Note 4 for further details.

22

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

The value of Class D units issued was based on similar financing during HSCP's issuance of Class E units, the most recent cash financing prior to the RTO, which was valued at $6.20 per unit. SVS issued were valued based on the market price on the transaction date. Seller’s notes were issued at face value, which approximated fair value on the acquisition date.

For purposes of impairment testing, the Company allocates goodwill and intangible assets to their respective CGUs, which were determined to be the business units that hold licenses or management contracts. The carrying value of goodwill at each CGU is disclosed in Note 4, with the exception of our Cannabliss unit acquired in 2016, which is carried at $2,191.

The Company estimated the recoverable amounts of goodwill and indefinite-lived intangible assets by estimating the higher of their fair value less costs of disposal and value in use, which are Level 3 measurements within the fair value hierarchy. The key assumptions that drove management's determination of the recoverable amounts of the CGU’s were:

•	Revenue multiples of comparable industry peers.

•	Expected cash flows underlying our business plans for the periods 2019 through 2024.

•	Cash flows beyond 2024 are projected to grow at a perpetual growth rate, which was estimated to be 3%.

•	In order to risk-adjust the cash flow projections in determining value in use, we utilized an after-tax discount rate of approximately 10.8% to 14.6%.

Management assigned value to each input based on past experience and industry expectations. The test performed as at December 31, 2018 resulted in no impairment losses. The Company does not believe a slight change in the key assumptions would cause the recoverable amount of any CGU to fall below its carrying amount.

6.	INVESTMENTS

The carrying values of the Company’s investments in the Consolidated Statements of Financial Position as at December 31, 2018 and December 31, 2017 are as follows:

	December 31, 2018	December 31, 2017
Total short-term investments	$149,090	$—

Investments in private entities	$2,869	$18,473
Investments in associates	975	8,269
Investments held for sale	—	7,006
Total long-term investments	$3,844	$33,748

Income from investments, net in the Consolidated Statements of Operations during the years ended December 31, 2018 and 2017 is as follows:

	Year Ended December 31,
	2018	2017
Short-term investments	$406	$—
Investments in private entities	4,663	2,057
Investments in associates	13,301	256
Gain on sale of investments held for sale	1,500	—
Total	$19,870	$2,313

Short-term investments

The Company has investments in U.S. Treasury bills which are measured at amortized cost. These range in original maturity from three to six months, and bear interest ranging from 2.2% - 2.4%.

23

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Investments in private entities

The Company’s investments in private entities as at December 31, 2018 and December 31, 2017 are as follows:

			Carrying Value		Ownership Interests
Entity Name	Entity Type	State*	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
San Felasco Nurseries, LLC (“SFN”) (1)	Dispensary/Cultivation	FL	$—	$6,714	—%	7%
PWCT (2)	Dispensary	CT	—	1,750	100%	18%
Dixie Brands, Inc. (“Dixie”) (3)	Consumer products	CO	2,317	3,050	3%	7%
NYCANNA (4)	Dispensary/Cultivation	NY	—	6,407	100%	20%
Kalyx Development, Inc. (5)	Real estate development	NY	552	552	9%	14%
			$2,869	$18,473

* State of operations

Investments in private entities are measured at FVTPL and are classified as Level 3 in the fair value hierarchy, with the exception of Dixie, which became Level 1 as a result of their public listing during the year. The following factors were considered in the fair value assessment as at the end of each reporting period:

(1) In October 2018, the Company resigned as a manager of FLW, a consolidated entity in which the Company owned 44%, which in turn owned 15% of SFN. In connection, the Company exchanged its investment for a note receivable of $2,028 (see Note 7). The Company also issued warrants to FLW and recognized a loss of $1,423, recorded in Income from investments, net in the Consolidated Statements of Operations. The remaining $4,775 interest in FLW was eliminated through de-consolidation of the non-controlling interest in Other equity transactions in the Consolidated Statements of Shareholders’ Equity.

(2) The Company acquired 100% of PWCT during the year ended December 31, 2018 and recognized a gain on the previously-held interest. Refer to Note 4 for additional information.

(3) During the year ended December 31, 2018, Dixie issued additional equity at $9.30 per unit and the Company exercised an option to convert an outstanding promissory note receivable of $200 into additional equity. The Company did not participate in this equity issuance, which diluted the Company’s ownership percentage. The Company adjusts its carrying value based on the stock price at the balance sheet date.

(4) The Company acquired 100% of NYCANNA during the year ended December 31, 2018 and recognized a gain on the previously held interest at the acquisition. Refer to Note 4 for further information. During the year prior to the acquisition, the Company recognized a gain of $6,094 in Income (loss) from investments, net in the Consolidated Statements of Operations, based on the review of comparable market transactions.

This investment represented the Company’s indirect interest in NYCANNA, a medical cannabis license holder in the State of New York formed on November 1, 2016. The Company has a 100% and 80% ownership interest in Impire State Holdings, LLC (“Impire”) as at December 31, 2018 and December 31, 2017, respectively. Prior to the Company’s acquisition of NYCANNA, Impire had a 50% ownership interest in NY Medicinal Research & Caring, LLC (“NYMRC”), which in turn had a 50% ownership interest in NYCANNA. As a result of this structure, Acreage indirectly had a 25% ownership interest in NYCANNA prior to the acquisition and a 20% ownership interest in NYCANNA as at December 31, 2017 and could not exercise significant influence.

(5) The Company reviewed investment-specific financial information provided by the investee as well as comparable market transactions and determined no material change to the investment’s fair value was necessary.

24

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Investments in associates

The Company’s investments in associates as at December 31, 2018 and December 31, 2017, are as follows:

			Carrying Value		Ownership Interests
Entity Name	Entity Type	State*	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
WPMC (1)	Management company	ME	$—	$6,230	97%	39%
NCC	Dispensary	IL	975	961	30%	30%
NorCal (2)	Management company	CA	—	976	100%	45%
PCG (3)	Management company	MA	—	40	—%	20%
PATCC	Management company	NH	—	62	100%	12%
			$975	$8,269

* State of operations

(1) The Company acquired a controlling interest in WPMC during the year ended December 31, 2018 and recognized a gain on the previously held interest. Refer to Note 4 for further information.

(2) The Company acquired 100% of NorCal in November 2018 and recognized a gain on the previously held interest. Refer to Note 5 for additional information.

(3) Upon acquisition of PWC, the Company’s investment in PCG was written off as impaired in Income from investments, net in the Consolidated Statements of Operations during the year ended December 31, 2018.

Investments held for sale

In the fourth quarter of 2017, the Company initiated a plan to sell its equity interest in Compass Ventures, Inc., Greenhouse Compass, LLC, HSGH Properties, LLC and HSGH Properties Union, LLC (together, “Compass”). The entities hold licenses to operate multiple dispensaries and a cultivation facility in the state of Illinois. As at December 31, 2017, the Company owned approximately 47.5% of Compass, with carrying value of $7,006. During 2018, the Company acquired additional interests in Compass for $628 in Subordinate Voting Shares (101 shares, which was recorded in Other equity transactions under Share Reserve in the Consolidated Statements of Shareholders’ Equity) and a $500 note payable and subsequently sold its investment in Compass for cash proceeds of $9,634, recognizing a $1,500 net gain on the sale.

25

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

7.	PROMISSORY NOTES RECEIVABLE

	Principal
	TGS (i)	SFN (ii)	CWG (iii)	Lines of Credit (iv)	Other (v)	Interest Receivable	Total
December 31, 2016	1,800	—	—	—	828	153	2,781
Principal additions	—	3,100	—	220	503	—	3,823
Equity instrument converted to note	—	—	—	—	125	—	125
Interest earned	—	—	—	—	—	330	330
Payments	—	—	—	—	—	(72)	(72)
December 31, 2017	$1,800	$3,100	$—	$220	$1,456	$411	$6,987
Principal additions	—	—	412	14,801	270	—	15,483
Note converted to equity investment	—	—	—	—	(200)	—	(200)
FLW withdrawal transaction (ii)	—	(1,100)	—	—	2,119	(111)	908
Additions from business acquisitions	—	—	—	4,650	814	1,531	6,995
NorCal purchase (iii)	—	—	4,175	—	(78)	(8)	4,089
Interest earned	—	—	—	—	—	1,178	1,178
Payments	(1,800)	(2,000)	—	—	(719)	(376)	(4,895)
December 31, 2018	$—	$—	$4,587	$19,671	$3,662	$2,625	$30,545

Of the balance outstanding as at December 31, 2018, $3,114 is recorded in Other current assets in the Consolidated Statements of Financial Position representing amounts payable within twelve months. The long-term portion as at December 31, 2018 is $27,431.

(i) Interest income related to a promissory note receivable from TGS National Holdings, LLC totaled $30 and $108 during the years ended December 31, 2018 and 2017, respectively. In April 2018, the entire principal and accrued interest was repaid in the amount of $1,996.

(ii) On March 1, 2017, FLW, a consolidated subsidiary of Acreage, issued an unsecured convertible promissory note to SFN for a principal sum of $1,100. In connection with the resignation from FLW described in Note 6, the principal due from SFN was exchanged for a new note receivable of $300, with the remaining principal of $800 eliminated through de-consolidation of the non-controlling interest in Other equity transactions in the Consolidated Statements of Shareholders’ Equity. The resulting balance due from SFN was collected subsequent to year end.

On October 17, 2017, Acreage issued an additional unsecured promissory note directly to SFN for a principal sum of $2,000. The note bears interest at a rate of 9% per annum compounded annually. Interest began to accrue on the 121st day after the issuance of the note, February 15, 2018. The note was deemed in default as at March 2018, and as such, no further interest income was recorded past the date of default. The Company received payment of the principal and interest in November 2018, and as such, recognized $138 of interest income during the year ended December 31, 2018.

(iii) During the year ended December 31, 2018, the Company forgave a loan and interest receivable from NorCal and applied the balance to the purchase price (refer to Note 5 for further detail). In addition, the Company acquired a promissory note receivable from CWG Botanicals, Inc. (“CWG”), the license holder managed by NorCal. The note bears interest at a rate of 8% per annum and matures in December 2021.

(iv) The Company provides revolving lines of credit to several entities under management services agreements. The relevant terms and balances are detailed below.

26

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

					Interest Income for the
			Balance as at		Year Ended December 31,
Counterparty	Maximum Obligation	Interest Rate	December 31, 2018	December 31, 2017	2018	2017
Compassionate Care Foundation, Inc. (“CCF”) (a)	$12,500	18%	$5,616	$—	$334	$—
Prime Alternative Treatment Center, Inc. (b)	4,650	15%	4,650	—	352	—
Greenleaf (c)	16,000	5.5%	7,030	—	68	—
Patient Centric of Martha’s Vineyard, Ltd. (“PCMV”) (d)	4,000	15%	856	—	15	—
Health Circle, Inc. (e)	8,000	15%	1,519	220	147	—
Total			$19,671	$220	$916	$—

(a) In September 2018, the Company entered into a management agreement to provide certain advisory and consulting services to CCF for a monthly fee based on product sales. As a result, the existing loan balance converted into the first advance on a revolving credit facility. Upon certain changes in New Jersey state laws, the management agreement would terminate and any outstanding obligations on the line of credit are convertible to an ownership interest of CCF, and the Company determined the related conversion feature to be immaterial as at December 31, 2018. The line of credit matures in May 2023. This line of credit is held at FVTPL due to the conversion feature. The line of credit was issued at market rate, and as such the total carrying value plus accrued interest approximates the fair value as at December 31, 2018. Increases in market interest rates would result in a corresponding decrease in the line of credit’s fair value.

(b) Prime Alternative Treatment Center, Inc. is a non-profit license holder in New Hampshire managed by the Company’s consolidated subsidiary PATCC. The line of credit matures in August 2022.

(c) During the year, the Company entered into management contracts with Greenleaf (see Note 5 for further discussion) and extended lines of credit in connection with the agreements. The lines of credit mature in June 2023.

(d) In November 2018, the Company entered into a management services agreement with PCMV. Upon certain changes in Massachusetts state laws, the management agreement would become convertible to an ownership interest in PCMV. No contingent assets were recognized as part of this transaction. The line of credit matures in November 2023.

(e) Health Circle, Inc. is a non-profit license holder in Massachusetts managed by the Company’s consolidated subsidiary MA RMDS. The line of credit matures in November 2032.

(v) Primarily represents outstanding notes due from entities to which we provide management services as well as related parties. The balance outstanding as at December 31, 2018 primarily relates to FLW, which is explained in note (ii) above. Related party balances outstanding as at December 31, 2018 include loans to NCC and the license holder managed by WPMC. The interest rates on the notes range from 6-20%. Interest income on the notes amounted to $94 and $111 during the years ended December 31, 2018 and 2017, respectively.

27

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

8.	CAPITAL ASSETS, NET

A reconciliation of the beginning and ending balances of capital assets and accumulated depreciation during the year ended December 31, 2018 is as follows:

Capital assets, gross	December 31, 2017	Capital Expenditures	Acquisitions	Transfers/ Disposals	December 31, 2018
Land	$610	$5,607	$24	$—	$6,241
Building	484	6,143	556	7,181	14,364
Construction in progress	9,764	1,221	2,562	(7,978)	5,569
Furniture, fixtures and equipment	160	4,458	2,760	778	8,156
Leasehold improvements	78	2,444	9,574	19	12,115
Capital assets, gross	$11,096	$19,873	$15,476	$—	$46,445

Accumulated depreciation	December 31, 2017	Depreciation (1)	December 31, 2018
Building	$(34)	$(225)	$(259)
Furniture, fixtures and equipment	(5)	(439)	(444)
Leasehold improvements	(18)	(681)	(699)
Accumulated depreciation	$(57)	$(1,345)	$(1,402)

(1) Depreciation for the year ended December 31, 2018 includes $724 that was capitalized to biological assets and inventory.

A reconciliation of the beginning and ending balances of capital assets and accumulated depreciation during the year ended December 31, 2017 is as follows:

Capital assets, gross	December 31, 2016	Capital Expenditures	Transfers/ Disposals	December 31, 2017
Land	$90	$520	$—	$610
Building	484	—	—	484
Construction in progress	—	9,764	—	9,764
Furniture, fixtures and equipment	82	81	(3)	160
Leasehold improvements	23	55	—	78
Capital assets, gross	$679	$10,420	$(3)	$11,096

Accumulated depreciation	December 31, 2016	Depreciation	December 31, 2017
Building	$(27)	$(7)	$(34)
Furniture, fixtures and equipment	—	(5)	(5)
Leasehold improvements	(10)	(8)	(18)
Accumulated depreciation	$(37)	$(20)	$(57)

Capital assets, net as at December 31, 2018 and December 31, 2017 were $45,043 and $11,039, respectively.

9.	BIOLOGICAL ASSETS AND INVENTORY

The Company values its biological assets at the end of each reporting period at fair value less costs to sell. This is determined using a valuation model to estimate the expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. This model also considers the progress in the plant life cycle and the fail rate at each respective stage.

28

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Management has made the following estimates in this valuation model:

•	The average number of weeks in the growing cycle is 18 weeks from propagation to harvest;
•	The average harvest yield of whole flower is 217 grams per plant; and
•	The average selling price, which is determined by estimating the wholesale value of cannabis on a state-by-state basis, is $10 per gram.

The estimates of growing cycle, harvest yield, and costs per gram are based on the Company's historical results.

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. The sensitivity of the fair value of biological assets to a 10% change in each input is as follows:

•	A 10% increase in the length of the average grow cycle would result in a $168 decline in fair value.
•	A 10% decrease in the average harvest yield per plant would result in a $914 decline in fair value.
•	A 10% decrease in average selling price would result in a $2,423 decline in fair value.

As at December 31, 2018, the biological assets were on average, 46% complete and would yield approximately 2,347 pounds of cannabis. There were no biological assets as at December 31, 2017.

A reconciliation of the beginning and ending balances of biological assets is as follows:

Amount
December 31, 2017	$—
Production cost capitalized	3,995
Depreciation cost capitalized	724
Biological assets acquired	1,162
Changes in fair value less costs to sell due to biological transformation	19,349
Transferred to inventory upon harvest	(16,790)
December 31, 2018	$8,440

As at December 31, 2018 and December 31, 2017 inventory consists of:

	December 31, 2018	December 31, 2017
Retail inventory	$1,101	$421
Cultivation inventory	16,047	—
Supplies & other	508	42
Total	$17,656	$463

During the years ended December 31, 2018 and 2017, the Company recognized $15,061 and $4,767, respectively, of inventory expensed to cost of goods sold, which includes $2,110 and $0, respectively, of non-cash expense relating to the changes in fair value of inventory sold.

10.	DEBT

The Company’s debt balances consist of the following:

	December 31, 2018	December 31, 2017
Senior secured convertible notes	$—	$27,087
Loan payable	511	531
Seller’s notes	15,124	—
Total debt	15,635	27,618
Less: current portion of debt	15,144	20
Total long-term debt	$491	$27,598

29

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Senior secured convertible notes

Between June and November of 2017, HSCP issued senior secured convertible notes (the “Notes”) for a total principal amount of $31,294. The Notes had a maturity date of November 15, 2020 but contained a conversion option which was mandatorily triggered upon a public offering event. The conversion option was classified as a derivative liability and recognized at FVTPL. Interest payable on the outstanding principal accrued at a rate of 10% per annum, payable quarterly in cash or additional Class A membership units of HSCP, at the election of the holders of the Notes.

In connection with the issuance of the Notes, the Company issued warrants to purchase such number of HSCP Class A membership units equal to 150% of the principal amount of the Notes for a total of approximately $47,000. The warrants were classified as a derivative liability and recognized at FVTPL, as the number of units to be issued was not fixed and would be determined by the price per unit at the time of a public offering event. At the time of the RTO, a public offering event, the warrants were reclassified to equity as discussed below.

The interest expense related to the Notes during the years ended December 31, 2018 and 2017 consists of the following:

	Year Ended December 31,
	2018	2017
Cash interest	$869	$456
PIK interest	1,912	605
Accretion (1)	2,669	382
Total interest expense	$5,450	$1,443

(1) Accretion includes amortization of the discount related to the original issue discount, warrant, conversion option and certain issuance costs allocated to convertible debt.

In connection with the RTO, the Notes mandatorily converted to 6,473 Class A membership units at the time of the RTO, and the Company issued 1,878 warrants to purchase Pubco shares at $25 per share, which expire on November 14, 2021, 3 years from the date of a public offering event.

A reconciliation of the beginning and ending balances of the Notes is as follows:

Notes
December 31, 2016	$—
Issuance	26,705
Accretion	382
December 31, 2017	$27,087
Accretion	2,669
Conversion to equity	(29,756)
December 31, 2018	$—

In addition to the warrants issued with respect to the convertible debt, the Company issued 223 warrants valued at $1,284 and expiring in 6 months to former investors in FLW in connection with the Company’s withdrawal (see Note 6 for further discussion), as well as 158 warrants valued at $1,862 and expiring in 2 years issued to brokers for services performed in connection with the RTO.

The fair value of the conversion option was remeasured at RTO, taking into consideration the fair value of $25 per share issued at RTO and the $4.8341 conversion rate of the Notes.

The fair value of the warrants were remeasured using a Black-Scholes model with a Monte Carlo simulation with the following assumptions:

	November 14, 2018	December 31, 2017
Risk-free rate	2.52% - 3.01%	1.83%
Expected dividend yield	—%	—%
Expected term (in years)	0.5 - 3.0	1.36
Volatility	81% - 87%	73%

30

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Volatility was estimated by using the average historical volatility of a representative peer group of publicly traded cannabis companies. The expected term represents the period of time the warrants issued are expected to be outstanding. The risk-free rate is based on U.S. Treasury bills with a remaining term equal to the expected term of the warrants.

The conversion option, Notes and warrants were then reclassified to equity as the fixed-for-fixed criteria required for equity classification in IAS 32 was satisfied.

A reconciliation of the beginning and ending balances of the Company’s derivative liabilities is as follows:

	Conversion Option	Warrants - Notes	Warrants - FLW	Total
December 31, 2016	—	—	—	—
Issuance	1,245	1,867	—	3,112
Change in fair market value of derivative liabilities	(86)	(129)	—	(215)
December 31, 2017	$1,159	$1,738	$—	$2,897
Issuance	—	—	1,423	1,423
Change in fair market value of derivative liabilities	130,923	24,975	(139)	155,759
Conversion to equity	(132,082)	(26,713)	(1,284)	(160,079)
December 31, 2018	$—	$—	$—	$—

Loan payable

NCCRE, which is owned by the Company’s consolidated subsidiary HSC, entered into a $550 secured loan with a financial institution for the purchase of a building in Rolling Meadows, Illinois in December 2016. The building is leased to NCC. The promissory note payable carries a fixed interest rate of 3.7% and is due in December 2021. Interest expense related to loan payable during the years ended December 31, 2018 and 2017 totaled $22 in both periods.

A reconciliation of the beginning and ending balances of the loan payable is as follows:

Loan payable
December 31, 2016	$550
Principal payments	(19)
December 31, 2017	$531
Principal payments	(20)
December 31, 2018	$511

Seller’s notes

The Company issued Seller’s notes payable in connection with several transactions, bearing interest at rates ranging from 3.5% to 10%. Substantially all of these notes became due upon RTO, with the remainder payable within twelve months. A reconciliation for the year ended December 31, 2018 is presented below. Refer to Note 4, Note 5 and Note 11 for further detail. Interest expense related to seller’s notes during the year ended December 31, 2018 totaled $888. A reconciliation of the beginning and ending balances of the Sellers’ notes is as follows:

Seller’s notes
December 31, 2017	$—
Principal additions	32,942
Principal payments	(17,818)
December 31, 2018	$15,124

11.	SHAREHOLDERS’ EQUITY and NON-CONTROLLING INTERESTS

Pre-RTO transactions

During the year ended December 31, 2018, HSCP issued 17,018 Class D units in exchange for $31 cash (5 units), $6,319 for settlement of expenses (1,019 units), $735 of equity issuance costs pertaining to HSCP's issuance of Class E units, (119 units), as well as certain asset and business acquisitions and non-controlling interest purchases. Refer to Note 4 and Note 5 and the “Non-controlling interests” section below for further information.

31

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

During the year ended December 31, 2018, HSCP issued 19,352 Class E units in exchange for gross proceeds of $119,983 and incurred $3,859 in equity issuance costs.

Immediately prior to RTO, the Company completed, through a special purpose corporation, a private placement of 12,566 subscription receipts for gross proceeds of $314,154 and incurred $17,652 in equity issuance costs. Additionally, the Company recognized $6,126 of expenses associated with the RTO and public listing in Other loss, net in the Consolidated Statements of Operations. Concurrent with the completion of the RTO, each subscription receipt automatically converted into one Subordinate Voting Share of the Company. Additionally, all pre-RTO HSCP units were converted into the post-RTO capital structure described below.

Post-RTO - Acreage Holdings, Inc. capital structure

The Company has authorized an unlimited number of Subordinate, Proportionate and Multiple Voting Shares, all with no par value. All share classes are included within Share capital in the Consolidated Statements of Shareholders’ Equity on an as converted basis. Each share class is entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class of shares will have the right to vote. All share classes are entitled to receive dividends, as and when declared by the Company, on an as-converted basis, and no dividends will be declared by the Company on any individual class unless the Company simultaneously declares or pays dividends on all share classes. No subdivision or consolidation of any share class shall be made without simultaneously subdividing or consolidating all share classes in the same manner. No holders of any class are entitled to a right of first refusal on any future security issuance of the Company.

Subordinate Voting Shares

Holders of Class A Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held. As long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Subordinate Voting Shares.

Proportionate Voting Shares

Holders of Class B Proportionate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share into which such Proportionate Voting Shares could ultimately then be converted (forty-to-one). As long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Proportionate Voting Shares and Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Proportionate Voting Shares. Consent of the holders of a majority of the outstanding Proportionate Voting Shares and Multiple Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Proportionate Voting Shares.

The ability to convert the Proportionate Voting Shares is subject to a restriction that, unless the Board determines otherwise, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Securities Exchange Act of 1934, as amended, may not exceed forty percent (40%) of the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares issued and outstanding after giving effect to such conversions.

Multiple Voting Shares

Class C Multiple Voting Shares are intended to give the Company’s founder and CEO voting control. Holders of Multiple Voting Shares will be entitled to three thousand votes for each Multiple Voting Share held. Multiple Voting Shares shall automatically convert into subordinate voting shares on a one-to-one basis at the latest five years from RTO date. No Multiple Voting Share will be permitted to be transferred by the holder thereof without the prior written consent of the Company’s Board.

Treasury shares

In connection with the RTO, the Company withheld shares that were previously issued to satisfy certain shareholders’ U.S. federal income tax requirements and made a payment on their behalf in the amount of $21,054.

32

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

The table below details the change in Pubco shares outstanding by class:

Shareholders’ Equity	Subordinate Voting Shares	Subordinate Voting Shares Held in Treasury	Proportionate Voting Shares (as converted)	Multiple Voting Shares	Total Shares Outstanding
December 31, 2017	—	—	—	—	—
Existing unitholders transfer	8,817	(842)	57,835	168	65,978
Private placement	12,566	—	—	—	12,566
Other share issuances	88	—	—	—	88
December 31, 2018	21,471	(842)	57,835	168	78,632

During the year ended December 31, 2018, the Company issued an additional 88 Subordinate Voting Shares, 60 of which were issued to satisfy RTO-related obligations of $1,451 and 28 which were issued as compensation for consulting services of $358.

Warrants

As a result of the RTO transaction, the Company issued warrants to purchase Subordinate Voting Shares to certain investors and brokers. Refer to Note 10 for further information. A summary of the warrants outstanding is as follows:

Number of Warrants
December 31, 2017	—
Granted	2,259
December 31, 2018	2,259

The exercise price of all warrants outstanding is $25 per share, and the weighted-average fair value of the warrants issued and outstanding is $13.22 per warrant.

Non-controlling interests - consolidated subsidiaries

During the year ended December 31, 2018, the Company made several purchases of non-controlling interests in consolidated subsidiaries.

NCI purchases	HSCP Oregon	MMRC	Cannabliss	Impire	MA RMDS	WPMC	PWPA	Total
Cash	$400	$203	$301	$—	$1,364	$875	$16,500	$19,643
Seller’s notes	—	—	760	—	7,000	1,125	—	8,885
Class D units	—	—	250	2,500	1,000	1,725	—	5,475
Forgiveness of shareholder advance	100	—	—	—	—	—	—	100
Total consideration	$500	$203	$1,311	$2,500	$9,364	$3,725	$16,500	$34,103
Carrying value on transaction date	(953)	(15)	100	2,379	26	5,974	6,321	13,832
Increase (decrease) in contributed capital	$(1,453)	$(218)	$(1,211)	$(121)	$(9,338)	2,249	(10,179)	$(20,271)
Ownership percentage purchased	51%	20%	35%	20%	49%	13%	50%
Class D units issued	—	—	40	403	161	279	—	883

The value of Class D units issued was based on similar financing during HSCP's issuance of Class E units, the most recent cash financing prior to the RTO, which was valued at $6.20 per unit. Seller’s notes were issued at face value, which approximated fair value on the acquisition date.

33

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Non-controlling interests - convertible units

As at December 31, 2018, USCo2 owned approximately 1.81% of HSCP units. USCo2’s capital structure is comprised of voting shares (approximately 20%), all of which are held by the Company, and of non-voting shares (approximately 80%) held by certain former HSCP members. Certain executive employees and profits interests holders own approximately 23.99% of HSCP units. These non-controlling interests were formed based on the carrying amount of the net assets of HSCP at the time of the RTO. The non-voting shares of USCo2 and the HSCP units make up substantially all of the NCI balance as at December 31, 2018 and are convertible for either one Subordinate Voting Share of Pubco or cash, as determined by the Company. The remaining 74.20% interest in HSCP is held by USCo and represents the members’ equity attributable to shareholders of the parent.

A reconciliation of the beginning and ending amounts of convertible units is as follows:

Convertible Units
December 31, 2017	49,350
Granted prior to RTO	44,810
Transferred to Pubco at RTO	(66,820)
December 31, 2018	27,340

12.	EQUITY-BASED COMPENSATION

Acreage Holdings, Inc. Omnibus Incentive Plan

In connection with the RTO transaction, the Company’s Board of Directors adopted an Omnibus Incentive Plan (the “Plan”), which permits the issuance of stock options, stock appreciation rights, stock awards, share units, performance shares, performance units and other stock-based awards up to an amount equal to 10% of the issued and outstanding Subordinate Voting Shares of the Company. During the year ended December 31, 2018, the Company issued restricted share units and stock options as follows.

Restricted Share Units (“RSUs”)

Restricted Share Units (Fair value information expressed in whole dollars)	Year Ended December 31, 2018	Weighted Average Grant Date Fair Value
Unvested, beginning of period	—	$—
Granted	2,128	24.62
Vested	(96)	25.00
Unvested, end of period	2,032	$24.53

Restricted share units of the Company generally vest over a period of two years. The fair value for RSUs is based on the Company’s share price on the date of the grant. The Company recorded $24,835 as compensation expense during the year ended December 31, 2018 in connection with these awards. As at December 31, 2018, unamortized expense related to RSUs totaled $27,557.

Stock options

Stock Options (Exercise price expressed in whole dollars)	Year Ended December 31, 2018	Weighted Average Exercise Price
Options Outstanding, beginning of period	—	$—
Granted	4,605	25.00
Options Outstanding, end of period	4,605	$25.00

Stock options of the Company generally vest over a period of three years and have an expiration period of 10 years. The weighted-average contractual life remaining as at December 31, 2018 was 9.9 years. The Company recorded $29,704 as compensation expense during the year ended December 31, 2018 in connection with these awards. As at December 31, 2018, unamortized expense related to stock options totaled $53,598. There were no options exercisable as at December 31, 2018.

34

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

The fair values were calculated using a Black-Scholes model with the following assumptions:

December 31, 2018
Risk-free rate	2.78% - 2.92%
Expected dividend yield	—%
Expected term (in years)	6.00
Volatility (see Note 10)	87.00%
Fair market value per share	$17.31 - $25.00
Grant date fair value per option	$12.04 - $18.70

HSCP C-1 Profits Interests Units (“Profits Interests”)

During the year ended December 31, 2018, HSCP granted 4,284 Class C-1 membership units to certain employees, directors and consultants as compensation for services. These membership units qualify as profits interests for U.S federal income tax purposes and were accounted for in accordance with IFRS 2 - Share-based payment. HSCP amortizes awards over service period and until awards are fully vested.

The following table summarizes the status of unvested profits interests as at December 31, 2018 and 2017:

	Year Ended December 31, 2018		Year Ended December 31, 2017
(Fair value information expressed in whole dollars)	Number of Units	Weighted Average Grant Date Fair Value	Number of Units	Weighted Average Grant Date Fair Value
Unvested, beginning of period	—	$—	—	$—
Class C-1 units granted	4,284	0.48	3,250	0.47
Class C-1 units canceled	(847)	0.64	—	—
Class C-1 vested	(1,612)	0.43	(3,250)	0.47
Unvested, end of period	1,825	$0.43	—	$—

The Company recorded $1,167 and $1,522 as compensation expense in connection with these awards during the years ended December 31, 2018 and 2017, respectively. As at December 31, 2018, unamortized expense related to unvested profits interests totaled $355. 97 profits interests were canceled subsequent to vesting during the year ended December 31, 2018, resulting in total vested profits interests as at December 31, 2018 of 4,765.

Of the total $70,291 Compensation expense recorded on the Consolidated Statements of Operations and Comprehensive Loss, $55,706 related to equity-based compensation, which included the components above.

13.	LOSS PER SHARE

Net loss per share represents the net loss attributable to shareholders divided by the weighted average number of shares outstanding during the period on an as converted basis.

Basic and diluted loss per share are the same as at December 31, 2018, as the issuance of shares upon conversion, exercise or vesting of outstanding units would be anti-dilutive in each period. There were 38,061 anti-dilutive shares outstanding as at December 31, 2018 and none as at December 31, 2017.

14.	COMMITMENTS and CONTINGENCIES

Commitments

The Company and its subsidiaries have entered into operating lease agreements for the corporate office, a cultivation facility and dispensaries. The following represents the Company’s commitments in relation to its operating leases as at December 31, 2018:

Period	Amount
Not later than one year	$2,614
Later than one year and not later than five years	6,776
Later than five years	2,685
Total	$12,075

35

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

The Company’s rent expense during the years ended December 31, 2018 and 2017 was $1,604 and $703, respectively. The Company is subject to other capital commitments and similar obligations. As at December 31, 2018 and December 31, 2017 such amounts were not material.

The Company entered into membership interest purchase agreements with Greenleaf, which are subject to closing conditions such as the approval of license transfers by state regulators. No contingent assets were recognized as part of this transaction.

During the year ended December 31, 2018, the Company entered into a definitive agreement to acquire all ownership interests in GCCC Management, LLC, a management company overseeing the operations of Greenleaf Compassionate Care Center, a non-profit cultivation and processing facility in Rhode Island, for cash consideration of $10,000. The transaction is expected to close in the first half of 2019.

Contingencies

The Company may be, from time to time, subject to various administrative, regulatory and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as at December 31, 2018, medical cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

The Company provides revolving lines of credit to several of its portfolio companies. Refer to Note 7 for further information.

New York outstanding litigation

On November 2, 2018, EPMMNY LLC (“EPMMNY”) filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against 16 defendants, including NYCANNA, Impire, NYMRC (three wholly owned subsidiaries of the Company) and the Company. EPMMNY alleges that it was wrongfully deprived of a minority equity interest and management role in NYCANNA by its former partner, New Amsterdam Distributors, LLC, which attempted to directly or indirectly sell or transfer EPMMNY’s alleged interest in NYCANNA to other entities in 2016 and 2017, including Impire, NYMRC and HSCP. EPMMNY alleges that it is entitled to the value of its alleged minority interest in NYCANNA or minority ownership in NYCANNA. EPMMNY also alleges that certain defendants misused its alleged intellectual property and/or services, improperly solicited its employees, and aided and abetted or participated in the transfer of equity and/or business opportunities from EPMMNY. EPMMNY filed an amended complaint on January 31, 2019. On April 1, 2019, NYCANNA, HSCP, Impire, NYMRC and Acreage New York, LLC moved to dismiss the amended complaint. EPMMNY’s response is due in June 2019.

The Company intends to vigorously defend this action, which it firmly believes is without merit. EPMMNY alleges that it was improperly deprived of its equity stake in NYCANNA before NYCANNA was acquired by the Company in a transaction that was fully approved by New York regulators. HSCP is also entitled to full indemnity from the claims asserted against it by EPMMNY pursuant to the purchase agreement pertaining to its acquisition of NYCANNA and personal guarantee by the largest shareholders of the seller.

15.	RELATED PARTY TRANSACTIONS

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

Lease agreement

NCC has a lease in place with NCCRE, an entity in which the Company’s wholly-owned subsidiary HSC has a 33.33% ownership interest. The total amount of rent paid by NCC during the years ended December 31, 2018 and 2017 was $108 in both periods.

Common ownership

A founding member of HSCP held an individual 1% ownership interest in NCC as at December 31, 2018. In the first quarter of 2019, the Company acquired all interests in NCC.

Related party promissory notes receivable

Acreage has certain outstanding notes receivable with related parties. Refer to Note 7 for further information.

36

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Other current assets

In March 2017, HSCP issued 6,000 Class C units to certain employees of HSCP in exchange for $630 of notes receivable. These notes bear interest at 2.05% annually. $315 was outstanding as at December 31, 2017, as HSCP forgave 50% of the amount outstanding in recognition of services performed and classified the forgiven amount as compensation expense in the year ended December 31, 2017. The remaining $315 was forgiven and recognized as compensation expense during the year ended December 31, 2018.

Key management personnel compensation

The Company’s compensation expense related to key management personnel during the years ended December 31, 2018 and 2017 totaled $20,526 and $1,842, respectively, which includes cash and equity-based compensation.

16.	INCOME TAXES

The provision for income tax expense for the years ended December 31, 2018 and 2017 consists of the following:

	Year Ended December 31,
	2018	2017
Current:
Federal	$566	$721
State	282	85
Total current	848	806
Deferred:
Federal	787	—
State	366	—
Total deferred	1,153	—
Income tax expense	$2,001	$806

As at December 31, 2018 and 2017, deferred tax assets and liabilities consisted of the following:

	December 31, 2018	December 31, 2017
Deferred tax liabilities:
Biological assets	$(4,348)	$—
Partnership basis difference	(26,179)	—
Total deferred tax liabilities	$(30,527)	$—

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31, 2018	December 31, 2017
Book-to-tax difference of assets	$1,655	$—

37

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

A reconciliation of the effective tax rate on income for the years ended December 31, 2018 and 2017 is as follows:

	Year Ended December 31,
	2018	2017
Expected income tax benefit at statutory rate	$(45,714)	$(2,384)
State taxes	(21,297)	(136)
Nondeductible permanent items	14,195	495
Pass-through entities & non-controlling interests	54,339	2,829
Unrecognized deferred tax assets	318	—
Other	160	2
Income tax expense	$2,001	$806

Effective tax rate	(0.92)%	(11.84)%

As the Company operates in the cannabis industry, it is subject to the limitations of IRC Section 280E, under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss.

In connection with the RTO transaction, the Company entered into a tax receivable agreement with certain members of HSCP, who represent a portion of the NCI, in which it agreed to pay 65% of any realized tax benefits upon conversion of HSCP units into Pubco shares to such members. In addition, 20% of any realized tax benefits will be paid to certain HSCP members pursuant to the Company’s tax receivable bonus plan. The Company will retain the remaining 15% of the realized tax benefits.

17.	FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and other risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market, credit, liquidity, asset forfeiture, banking and interest rate risk.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

The Company’s exposure to non-payment or non-performance by its counterparties is a credit risk. The maximum credit exposure as at December 31, 2018 is the carrying amount of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables and promissory notes receivable. The Company does not have significant credit risk with respect to customers. The Company mitigates its credit risk on its other receivables and promissory notes receivable by securing collateral, such as capital assets, and by its review of the counterparties and business review. The Company considers a variety of factors when determining interest rates for notes receivable, including the creditworthiness of the counterparty, market interest rates prevailing at the note’s origination and duration and terms of the note. The Company determined ECLs to be immaterial due to collateral held. Analysis of collateral held and future expected cash flows within the cannabis industry were considered in its ECL assessment. Refer to Note 7 for further discussion.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company endeavors to ensure that there is sufficient liquidity in order to meet short-term business requirements, after taking into account the Company’s cash holdings. As at December 31, 2018, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which have contractual maturity dates within one year, promissory notes payable, which are payable within one year and long-term debt, which matures in 2021. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position as at December 31, 2018, management regards liquidity risk to be low.

38

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

Asset forfeiture risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Banking risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable. The Company has banking relationships in all jurisdictions in which it operates.

In addition, the Company maintains cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition, results of operations and the market price of the Company’s capital stock.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest-bearing loans and borrowings are all at fixed interest rates. The Company considers cash flow interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the year ended December 31, 2018.

39

ACREAGE HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

18.	REPORTABLE SEGMENTS

The Company’s operating segments are divided by the states in which the Company engages in business activities, as management regularly reviews financial information to evaluate performance and make decisions to allocate resources at this level. The Company aggregates these operating segments into five reportable segments grouped by region: New England, Mid-Atlantic, Midwest, West and South, as the states contained in these regions exhibit similar economic characteristics. The Company’s measure of segment performance is net income.

Segment information	New England	Mid- Atlantic	Midwest	West	South	Corporate/ Eliminations	Total
Year ended December 31, 2018
Revenue	$9,139	$3,122	$20	$8,843	$—	$—	$21,124
Net income	1,403	14,092	4	(517)	—	(234,667)	(219,685)

Year ended December 31, 2017
Revenue	$—	$—	$—	$7,743	$—	$—	$7,743
Net income	—	957	68	(1,219)	81	(7,503)	(7,616)

December 31, 2018
Assets	$126,014	$86,561	$19,677	$14,041	$4	$325,524	$571,821
Liabilities	606	1,452	565	1,502	—	59,973	64,098

December 31, 2017
Assets	$1,000	$19,275	$801	$4,963	$7,929	$39,041	$73,009
Liabilities	—	7,008	558	6,034	—	28,866	42,466

19.	SUBSEQUENT EVENTS

Nature’s Way

The Company purchased a vertically-integrated license in Florida to operate a cultivation and processing facility and up to 30 medical cannabis dispensaries by acquiring all interests in Nature’s Way for total consideration of approximately $69,000. In addition to the $12,000 paid in fiscal 2018 as a deferred acquisition cost, the Company paid an additional $53,000 cash and issued $4,000 in HSCP units. The transaction closed on January 4, 2019 upon state approval.

Thames Valley Apothecary, LLC (“Thames Valley”)

On January 22, 2019, the Company’s acquisition of Thames Valley, a dispensary license holder in Connecticut, closed upon state approval for cash consideration of $15,072.

NCC

On March 1, 2019, the Company acquired all remaining interests in NCC for consideration of $4,508 in Subordinate Voting Shares.

Kanna, Inc.

On March 12, 2019, the Company entered into a definitive agreement to acquire Kanna, Inc., a dispensary license holder in Oakland, California, for consideration of approximately $11,500 in Subordinate Voting Shares.

Form Factory, Inc. (“Form Factory”)

On April 16, 2019, the Company’s acquisition of Form Factory, a multi-state manufacturer and distributor of cannabis-based edibles and beverages, closed upon state approval for consideration of $160,000 in Subordinate Voting Shares.

Deep Roots Medical, LLC (“Deep Roots”)

On April 17, 2019, the Company entered into a definitive agreement to acquire Deep Roots, a vertically integrated license holder in Nevada, for consideration of approximately $100,000 in HSCP units and $20,000 in cash.

In respect to the above acquisitions, the Company is in the process of identifying assets acquired and liabilities assumed, and as such, net assets are preliminarily recorded as intangible assets unless otherwise noted until all measurement period adjustments are considered.

Canopy Growth Corporation (“Canopy Growth”)

On April 18, 2019, the Company announced that it had entered into a definitive arrangement agreement that grants Canopy Growth the right to acquire 100% of the shares of the Company, with a requirement to do so at such time as cannabis production and sale becomes federally legal in the U.S. (the “triggering event”). Canopy Growth is a publicly-traded multi-national operator of diversified cannabis and hemp businesses incorporated in Canada.

Upon approval of Canopy Growth and Acreage shareholders as well as the Supreme Court of British Columbia, shareholders of the Company (which includes holders of all share classes of the Company as well as HSCP units and USCo2 shares that are convertible into shares of the Company) will receive an immediate aggregate total payment of $300 million (the “up-front” payment) in exchange for granting Canopy Growth an option to acquire all of the outstanding shares of the Company. The companies also plan to execute a licensing agreement granting the Company access to certain of Canopy Growth’s intellectual property. The agreement includes a termination fee of $150 million payable by the Company in the event that the transaction is terminated under certain circumstances.

Following the triggering event and satisfaction of certain closing conditions, all Proportionate Voting Shares and Multiple Voting Shares will automatically convert to Subordinate Voting Shares, and Canopy Growth will issue 0.5818 of a common share of Canopy Growth to all holders of the Company’s Subordinate Voting Shares in exchange for such holders’ Subordinate Voting Shares. All HSCP unit holders and USCo2 shareholders will have the right to convert their holdings into CGC shares using the conversion ratio described above. HSCP unit holders will be required to convert their units within three years following the closing of the transaction. If federal legalization does not occur within 90 months of the date of the up-front payment, the agreement will terminate.

The Company will be permitted to issue up to an additional 58,000 Subordinate Voting Shares, together with an additional 5,222 Subordinate Voting Shares in respect of potential acquisitions.

40